                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2016/10/27: Represent subsidiary TLC Capital Co., Ltd. to announce related materials on disposal of Nien Made Enterprise Co., Ltd.

99.2	Announcement on 2016/11/01: UMC will attend investor conference on 2016/11/08

99.3	Announcement on 2016/11/22: Represent subsidiary TLC Capital Co., Ltd. to announce related materials on disposal of Nien Made Enterprise Co., Ltd

99.4	Announcement on 2016/11/10 October Revenue

99.5	Announcement on 2016/11/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary TLC Capital Co., Ltd to announce related materials on disposal of Nien Made
Enterprise Co., Ltd.

1. Name of the securities: common shares of Nien Made Enterprise Co., Ltd.
2. Trading date: 2016/05/05~2016/10/27
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 1,047,000 shares, unit price: NTD 289.77, total monetary amount: NTD 303,390,500
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 202,864,947
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Fortune Venture Capital Corporation cumulative volume: 593,466 shares;
amount: NTD 56,980,421 ; percentage of holdings:0.20%; status of any restriction of rights: none
TLC Capital Co., Ltd. cumulative volume: 2,045,987 shares; amount: NTD 196,441,249 ; percentage of holdings:0.70%; status of any restriction of rights: none
Unitruth Investment Corporation cumulative volume: 175,578 shares;
amount: NTD 16,857,777 ; percentage of holdings:0.06%;
status of any restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:1.64%; ratio of shareholder’s equity:2.78%;
the operational capital as shown in the most recent financial statement: NTD 23,552,670,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction?: no
10. Any other matters that need to be specified: none

Exhibit 99.2

UMC will attend investor conference on 2016/11/08

1. Date of the investor conference: 2016/11/08~2016/11/09
2. Time of the investor conference: 09:00 AM
3. Location of the investor conference: Hong Kong
4. Brief information disclosed in the investor conference:
The Company will attend the “Investment Conference Hong Kong 2016 “, held by Daiwa.
5. The presentation of the investor conference release:
It will be the same as the investor conference on 2016/10/26.
6. Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary TLC Capital Co., Ltd to announce related materials on disposal of Nien Made
Enterprise Co., Ltd.

1. Name of the securities: common shares of Nien Made Enterprise Co., Ltd.
2. Trading date: 2016/10/28~2016/11/22
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 900,000 shares, unit price: NTD 339.77, total monetary amount: NTD 305,792,000
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 219,380,344
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Fortune Venture Capital Corporation cumulative volume: 593,466 shares;
amount: NTD 56,980,421 ; percentage of holdings:0.20%;
status of any restriction of rights: none
TLC Capital Co., Ltd. cumulative volume: 1,145,987 shares; amount: NTD 110,029,593 ; percentage of holdings: 0.39%; status of any restriction of rights: none
Unitruth Investment Corporation cumulative volume: 175,578 shares;
amount: NTD 16,857,777 ; percentage of holdings:0.06%;
status of any restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:1.52%; ratio of shareholder’s equity:2.62%;
the operational capital as shown in the most recent financial statement: NTD 23,528,019,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction?: no
10. Any other matters that need to be specified: none

Exhibit 99.4

United Microelectronics Corporation
November 10, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
October	Net sales	12,833,243	12,059,010	774,233	6.42%
Year-to-Date	Net sales	122,397,428	123,040,049	(642,621)	(0.52%)

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	43,530,630
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,301,200	0
Fair Value	6,395	0
Net Profit from Fair Value	48,750	0
Written-off Trading Contracts	46,498,525	0
Realized profit (loss)	(124,075)	0

Exhibit 99.5

United Microelectronics Corporation
For the month of October, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of September 30, 2016	Number of shares as of October 31, 2016	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	September 30, 2016	October 30, 2016	Changes
—	—	—	—	—